Exhibit 3.1

NORTHWEST BANCSHARES, INC.

AMENDMENT NO. 1

TO

BYLAWS

The Bylaws of Northwest Bancshares, Inc., a Maryland corporation (the “Corporation”), are hereby amended by deleting therefrom Section 1 of ARTICLE I in its entirety and inserting the following in lieu thereof:

Section 1. Annual Meeting.

The Corporation shall hold an annual meeting of its stockholders to elect directors and to transact any other business within its powers, at such place, on such date and at such time as the Board of Directors shall fix. The Board of Directors may determine that a meeting not be held at any place, but instead may be held partially or solely by means of remote communication. In accordance with these Bylaws and subject to any guidelines and procedures adopted by the Board of Directors, stockholders and proxy holders may participate in any meeting of stockholders held by remote communication and may vote at such meeting as permitted by Maryland law. Failure to hold an annual meeting does not invalidate the Corporation’s existence or affect any otherwise valid corporate act.

Except as set forth in this First Amendment to the Bylaws of the Corporation, the Bylaws of the Corporation shall continue in full force and effect without modification.

Effective: November 20, 2024